SCHEDULE 13G
Amendment No. 2
AMR Corporation
Common Stock $1 par value


Cusip # 001-765-10-6

Item 1:  Reporting Person Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  2,583,700
Item 7:  -0-
Item 8:  2,583,700
Item 9:  2,583,700
Item 11: 2.8%
Item 12: IA



Cusip #:  001-765-106
Item 1:  Reporting Person Tiger
Performance L.L.C.
Item 4: Delaware
Item 5:  -0-
Item 6:  1,650,200
Item 7:  -0-
Item 8:  1,650,200
Item 9:  1,650,200
Item 11: 1.8%
Item 12: IA



Cusip Number: 001-76510-6 Item 1:
Reporting Person Julian H.
Robertson, Jr.
Item 4:  U.S
Item 5:  9,000
Item 6:  4,256,400
Item 7:  9,000
Item 8:  4,256,400
Item 9:  4,265,400
Item 11: 4.7%
Item 12: IN



Item 1(a) AMR Corporation

Item 1(b) 4333 Amon Carter Blvd.,
Fort Worth, Texas 76155

Item 2(a) This statement is filed
on behalf of Tiger Management
L.L.C.("TMLLC") and Tiger
Performance L.L.C. ("TPLLC").

Julian H. Robertson, Jr. is the
ultimate controlling person of
TMLLC and TPLLC.

Item 2(b) The address of each
reporting person is 101 Park
Avenue, New York, NY 10178

Item 2(c) Incorporated by reference
to item (4) of the cover page
pertaining to each reporting
person.

Item 2(d) Common Stock $1 par value

Item 2(e) 001-765-106

Item 3 TMLLC and TPLLC are
investment advisers registered
under Section 203 of the Investment
Advisers Act of 1940.

Item 4 Ownership as of December 31,
1997 is incorporated by reference
to items (5) - (9) and (11) of the
cover page pertaining to each
reporting person.

Item 5 Not applicable

Item 6 Not applicable

Item 7 Not applicable

Item 8 Not applicable

Item 9 Not applicable

Item 10 By signing below, I certify
that, to the best of my knowledge
and belief, the securities referred
to above were acquired in the
ordinary course of business and
were not acquired for the
purpose of and do not have the
effect of changing or influencing
the control of the issuer of such
securities and were not acquired in
connection with or as a participant
in any transaction having such
purpose or effect.

After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set
forth in this statement is true,
complete and correct.

February 13, 1998

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer


JULIAN H. ROBERTSON, JR.
By:  /s/ Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95

AGREEMENT

The undersigned agree that this
Amendment No. 2 to Schedule 13G
dated February 13, 1998 relating to
shares of common stock of AMR
Corporation shall be filed on
behalf of each of the undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/ Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for

Kohl's Corp. 2/7/95